As filed with the SEC on November 15, 2005

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
000-22750
NOTIFICATION OF LATE FILING

[X] Form 10-Q

For the Quarterly Period Ended September 30, 2005

Part I Registrant Information

Full Name of Registrant: Royale Energy, Inc.

Address of Principal Executive Office (Street and Number)

7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

Part II Rules 12b-25(b) and (c)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

Part III Narrative

       The Report on Form 10-Q for Royale Energy, Inc., (the Company) for the quarterly period ended September 30, 2005, is due to be filed on November 14, 2005. The Company was unable to file the 10-Q on November 14 because management needed additional time to complete its review of the notes to its financial statements, in order to file an accurate quarterly report. The Form 10-Q will be filed on November 15, 2005.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

       (2)       Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

       (3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[X] No

Signatures

Royale Energy, Inc. has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royale Energy, Inc.

Date: November 15, 2005	/s/ Stephen M. Hosmer
Stephen Hosmer, Executive Vice President and Chief Financial Officer